HUBHOUZE

Executive Summary

Founder: Danielle Queiroz | T: +1 (502) 416 4787

E: daniellequeiroz@hubhouze.com

THE PROBLEM

The bathroom is a priority for most homeowners renovating, but it's a challenging and daunting process. It requires sourcing, selecting, and buying over thirty elements spread all across the internet and local outlet stores. As well as, managing the logistics, finding a reliable contractor, and successfully managing the project and its unknowns.

SOLUTION

An e-commerce/SaaS platform providing all-inclusive bathroom packages, designed by style and budget, connected to a nationwide community of independent builders to carry out installations.

A streamlined renovation platform that customizes, plans, and builds - all in one place.

MARKET SIZE

$59.2 Billion

INDUSTRY

- Bathroom Renovation

LOCATION

- HQ in Louisville, KY and will operate nationwide.

TARGET MARKET

- Homeowners
- Property Developers

SALES & MARKETING

- Social Media
- Affiliation Programme
- SEO
- Customer Referral
- Content Marketing

BUSINESS STAGE

- Pre-Seed | Early Stage

BUSINESS MODEL

- E-commerce
- SaaS
- B2C

COMPETITIVE ADV

- All in One Packages
- Community Powered
- Augmented Reality

COMPETITORS

- Home Depot
- Neil Kelly Co
- Made Renovation


Beautiful Bathrooms,
Made Easy.
HUBHOUZE

For professional investors and advisors only.



THE PROBLEM

The bathroom is a priority for most homeowners who are renovating, but it's a challenging and daunting process. It requires sourcing, selecting, and buying over thirty elements, which are usually spread all across the internet and local outlet stores. Plus there are issues of logistics, finding a reliable contractor, and successfully managing the project and its unknowns.

$59 Billion **industry in serious need of innovation.**

For professional investors and advisors only.

THE SOLUTION



An e-commerce/SaaS platform providing all-inclusive bathroom design packages, organized by style and budget, connected to a nationwide community of independent builders to carry out installations. A streamlined renovation platform that customizes, plans, and builds - all in one place.



The Destination Collection

FROM $4,500

Inspired by the most influential locations around the world, the Destination Collection brings the look you've always lusted over, to your bathroom.

SHOP THE BATHROOM



The Blighty Collection

FROM $6,300

City dwellers will be all too familiar with tiny bathroom spaces, basement bathrooms, lofts and tricky angled ceilings. We've got a solution for it all.

SHOP THE BATHROOM



DANIELLE QUEIROZ

FOUNDER & CREATIVE DIRECTOR

A solution-focused, driven, and resourceful three-time founder with a passion for serving people. She's an expert on just about everything design-oriented, and she has deep experience taking tech startups all the way from original idea to successful execution. She also sports a strong background in sales, business development, and creative direction.

Connected to an array of world-class professionals in the UK, US in the fields of UX/UI, software development, e-commerce strategic consultants and mentors, ready to work and deliver the tech MPV, based on a rich on field experience that generated over $220,000 in revenue during the initial market validation.

HOW IT WORKS

A streamlined renovation platform that customizes, plans, and builds - all in one place.

1 Design

Customers will browse our all-inclusive bathrooms packages by style and budget and pick their favorite.

2 Technology

Using a dedicated dashboard, customers upload their bathroom measurements, photos, and connect with a local, vetted, independent contractor.

3 Client & Contractor Collaboration

The contractor customizes the client's chosen bathroom to fit their real space, issuing floor plans and visuals, while our platform generates a personalized, high-ticket shopping list.

4 Seamless Experience

We place the orders and manage the logistics and delivery. Our project tracking tool feeds to the dashboard, letting customers follow the project's progress with a certainty of outcome.

For professional investors and advisors only.

TECH - An eCommerce/SaaS Platform to Scale



E-commerce

All-inclusive bathroom packages and individual curated products.

SaaS

Connecting a nationwide, curated community of independent contractors.

Customers and Builders Dashboard

Panoramic project progress and overview with certainty of outcome.

Curated Design & Storytelling

Inspiring projects, designed by the most creative designers and architects from around the world, available to everyone.

Knowledge Base

Expert-developed educational content, empowering customers to make informed decisions.

Building Regulation Compliance

An automated workflow which uses standard practices in line with U.S. building regulations.

For professional investors and advisors only.

BUSINESS and REVENUE MODEL

50%

Average gross margin on bathroom products sold on our **E-COMMERCE**

$1 MILLION

Monthly recurring revenue, based on 10.000 builders paying $100 each to our **SaaS.**



TRACTION

validation carried out in London, UK)

Number of Leads	Cost Per Lead	Average Property Value	Marketing Spend
180	$32.50	$997K	$5,850
Clients vs Bathroom Sold	**Average Product Ticket Sale**	**Average Conversion**	**Total Turnover Inc. Labour**
14 / 16	$7,572	7.77%	$225,160

Lead Source: Facebook, Instagram. | **Period 1**: Feb - May 2019 (4 clients 4 bathrooms) | **Period 2**: Jan - July 2020 (10 clients 12 bathrooms).

Note: Period 1 as solo founder and Period 2 with cofounder.

For professional investors and advisors only.

THE MARKET SIZE and OPPORTUNITY

Total Available Market	Serviceable Addressable Market
$450 Billion	**$59.2 Billion**
Projected Revenue Over 5 Year Period	**Projected Market Share Over Year 5**
$259 Million	**0.44%**



OUR TARGET CONSUMER

Source: DQYDJ.Com | Houzz Report 2020

Age: 22 to 55 years old

Location: United States

Education Level: Attending college or holding an undergraduate, graduate, or doctoral degree

Our target



Av. Bathroom Budget: $30,000 +
Av. Bathroom Budget: $17,000+
Av. Bathroom Budget: $8,000
Av. Bathroom Budget: $7,000
Av. Bathroom Budget: $3,000

CLASS A+ (1% - 3.27M people)
Household income: $537,246.94

CLASS A (9% - 29M people)
Household income: $203,324.63

CLASS B+ (25% - 81.7M people)
Household income: $125,029.15

CLASS B (40% - 130.8M people)
Household income: $69,202.08

CLASS C (15% - 49M people)
Household income: $34,703.23

CLASS D (10% - 32.7M people)
Household income: $16,207.86

For professional investors and advisors only.

HOW WE'LL REACH THE CONSUMER

01 **Social Media**
Optimize shoppable content and ads for Pinterest, Instagram, and Facebook.

02 **Brand Ambassadors**
Collaborate with social media influencers as brand ambassadors.

03 **Affiliation Program**
Partner with businesses targeting the same consumers without competing.


Extensive
Branding &
Marketing
Strategy

04 **SEO**
Improve the quality and quantity of e-commerce traffic.

05 **Customer Referrals**
Reward customers who invite friends and family.

06 **Content Marketing**
Create shoppable, engaging, and informative bathroom and home decor-related content.

THE COMPETITION LANDSCAPE vs HUBHOUZE

	HUBHOUZE	HOME DEPOT	LOWES	NEIL KELLY CO	MADE RENOV	HOUZZ
Online Store	✓	✓	✓	✗	✗	✓
All-Inclusive Bathroom Collections	✓	✗	✗	✗	✗	✗
Curated Bathroom Products	✓	✗	✗	✓	✓	✗
Branding and Storytelling Content	✓	✗	✗	✗	✗	✗
Installation Package	✓	✗	✗	✓	✓	✗
White Glove Delivery Service	✓	✗	✗	✗	✗	✗
Community of Vetted Contractors	✓	✗	✗	✓	✓	✗
Builders designing tools	✓	✗	✗	✗	✗	✗

For professional investors and advisors only.

HOW WE SCALE | OUR TECH ROAD MAP

MARKET VALIDATION (Manual Process - Complete)	PHASE 1 (MVP with Tech Leverage)	PHASE 2 (Tech Development)	PHASE 3 (Tech Dev / Scale)
• Bespoke designs by customer request. • Products sourcing per customer demand. • All processes over excel spreadsheets and emails. • No design, process or tech leverage.	• Customers pick their new bathroom from our online collection. • Projects are customized into the customers' real space by our bathroom planner. • Custom project details and custom shopping lists issued. • Payments are taken and orders placed through our platform and builder referred.	• Customers shop via e-commerce or, request an all-inclusive bathroom customization. • Projects are customized by our bathroom planners. • Project details and custom shopping lists issued. • Payments are taken and orders placed through our platform and builder referred.	• Customization solution available nationwide (SaaS). • Customers gradually starts to get paired with contractors at the beginning of the process. • Projects are customized by our bathroom planners and gradually by contractors. • Project details and shopping lists automatically issued. • Payments, orders and logistics are automatically processed.

For professional investors and advisors only.

LET'S BUILD SOMETHING COOL!

We Need: $250,000.00

Round: Pre Seed

Would you like to know more?

Our Q&A has all the answers to your burning questions! Click here to find out more!

Use of Funds

- MVP Planning and Coding
- Bathroom Collections Design and Development
- Visual Content Development
- Marketing and Sales

For professional investors and advisors only.

LET'S CHAT!

Danielle Fluntie Queiroz

Email: danielle.queiroz@hubhouze.com

Mobile: + 1.502.416.4787



Hi [illegible],

I am a third-time founder and recently relocated to Louisville from England to build an ecommerce/SaaS platform to allow homeowners renovating their homes to pick their new bathrooms by style and budget without the endless uncertainties of the current process.

Your experience at [illegible], a consumer product company, took my attention, so I thought it would make sense to reach out, as you could add value.

Our key insight is that bathrooms are the top priority for most homeowners renovating, but it's a challenging and daunting process. Still, the sector is old-fashion and has not yet adapted to the new consumer social shopping behavior, which causes hundreds of millions of dollars to be left on the table.

I am attaching our pitch deck for your review, but I would love to share more insights. What's the best way to chat?

Kind regards and I look forward to hearing from you.

[illegible]

Hi [illegible],

I am a third-time founder and recently relocated to Louisville from England to build an ecommerce/SaaS platform to allow homeowners renovating their homes to pick their new bathrooms by style and budget without the endless uncertainties of the current process.

Your experience at [illegible], a consumer product company, took my attention, so I thought it would make sense to reach out, as you could add value.

Our key insight is that bathrooms are the top priority for most homeowners renovating, but it's a challenging and daunting process. Still, the sector is old-fashion and has not yet adapted to the new consumer social shopping behavior, which causes hundreds of millions of dollars to be left on the table.

I am attaching our pitch deck for your review, but I would love to share more insights. What's the best way to chat?

Kind regards and I look forward to hearing from you.

[illegible]

Hi [illegible],

I am a third-time founder and recently relocated to Louisville from England to build an ecommerce/SaaS platform to allow homeowners renovating their homes to pick their new bathrooms by style and budget without the endless uncertainties of the current process.

Your experience at [illegible], a consumer product company, took my attention, so I thought it would make sense to reach out, as you could add value.

Our key insight is that bathrooms are the top priority for most homeowners renovating, but it's a challenging and daunting process. Still, the sector is old-fashion and has not yet adapted to the new consumer social shopping behavior, which causes hundreds of millions of dollars to be left on the table.

I am attaching our pitch deck for your review, but I would love to share more insights. What's the best way to chat?

Kind regards and I look forward to hearing from you.

[illegible]

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